Exhibit 99.109

DHX Media Institutes Previously Announced Dual Share-Class Structure

- Both DHX.A and DHX.B shares may be purchased by anyone -

HALIFAX, Oct. 9, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that effective October 6, 2014, all of its issued Common Shares were replaced by Common Voting Shares and Variable Voting Shares, following the Special Meeting of Shareholders held September 30, 2014 at which a new capital structure was approved, as previously announced. The Company has adopted the new share structure to ensure its adherence to the Canadian control requirements of the Broadcasting Act (Canada) (the “Broadcasting Act”) following its acquisition of the Family Channel assets.

Beginning today, shares held by non-Canadians will trade under the ticker DHX.A (Variable Voting Shares), while shares held by Canadians will trade under the ticker DHX.B (Common Voting Shares). Both DHX.A and DHX.B shares may be purchased by anyone. Shareholders may be contacted by their intermediary or the transfer agent to confirm their status as a Canadian or a non-Canadian, otherwise, conversion of shares is automatic and no action by shareholders is required.

Summary of Key Provisions of the New Share Structure

•	Canadian shareholders[1] will receive an equivalent number of Common Voting Shares (“DHX.B” on the TSX) to replace their Common Shares;

•	Non-Canadian[2] shareholders will receive an equivalent number of Variable Voting Shares (“DHX.A” on the TSX) to replace their Common Shares; and

•	Both Canadian and non-Canadians may purchase either class of share going forwards, as such shares will be deemed to be automatically converted to Common Voting Shares when held by Canadians and to Variable Voting Shares when held by non-Canadians.

1 Within the meaning of such term in the Direction to the CRTC (Ineligibility of Non-Canadians), SOR-97-192, made pursuant to the Broadcasting Act (the “Direction”).

2 Within the meaning of such term in the Direction.

Rights of DHX.A and DHX.B Shares – Shares held by non-Canadians, in aggregate, will never hold more than 1/3rd of the votes of DHX.A and DHX.B shares together.

Both classes of shares hold the same rights unless DHX.A shares account for more than one third of the total of DHX.A and DHX.B shares outstanding at any time or in respect of which votes are cast at any meeting of shareholders, at which point the number votes attributable to each DHX.A share will be reduced such that the DHX.A shares in aggregate hold one third of the total votes for all DHX.A and DHX.B shares outstanding at such time or in respect of which votes are cast at such meeting of shareholders.

Background

The Company filed Articles of Amendment on October 6, 2014, converting each outstanding Common Share not owned and controlled by a Canadian into one Variable Voting Share and each outstanding Common Share which is owned and controlled by a Canadian into one Common Voting Share. All unissued Common Shares of the Company have been cancelled.

DHX Media shares will no longer trade under the ticker symbol “DHX” which will be replaced by “DHX.A” (Variable Voting Shares held by non-Canadians) and “DHX.B” (Common Voting Shares held by Canadians).

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.,

david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.,

shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 07:00e 09-OCT-14